Exhibit 99.2

RLX TECHNOLOGY ANNOUNCES CHANGES TO BOARD AND COMMITTEE COMPOSITIONS

BEIJING, March 3, 2021 /PRNewswire/ — RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced the appointment of a new independent director to its board of directors (the “Board”), Professor Youmin Xi, effective immediately. Professor Xi will serve as a member of the audit committee, compensation committee and nominating and corporate governance committee of the Board.

Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and Chief Executive Officer of RLX Technology, said, “We are pleased to welcome Professor Youmin Xi to RLX Technology and with his extensive background and experience in strategic management and organizational behavior, we believe that he will bring great value to the Company. We look forward to working closely with him and benefiting from his valuable insights and extensive experience.”

Professor Youmin Xi is Executive President and Board Member of Xi’an Jiaotong-Liverpool University, Pro-Vice-Chancellor of University of Liverpool and a Professor at the School of Management of Xi’an Jiaotong University. In 1987, Professor Xi established HeXie theory and later extended it with his research team into the HeXie (Harmony) Management Theory, one widely recognized in academic circles.

Professor Xi gained his undergraduate degree in physics from Xi’an Science and Technology University and his masters in system engineering from Xi’an Jiaotong University. In 1987, he was the first person in mainland China to be awarded a doctoral degree in the field of management engineering from Xi’an Jiaotong University, while in 1993 became the youngest supervisor of PhD candidates in management engineering in China.

Going forward, the Board will consist of five members, two of whom are independent directors. In particular, the audit committee will consist of Ying (Kate) Wang, Zhejing Zhu and Youmin Xi, with Zhejing Zhu as the chairperson; the compensation committee will consist of Ying (Kate) Wang, Zhejing Zhu and Youmin Xi, with Ying (Kate) Wang as the chairperson; and the nominating and corporate governance committee will consist of Ying (Kate) Wang, Zhejing Zhu and Youmin Xi, with Ying (Kate) Wang as the chairperson.

About RLX Technology

RLX Technology (NYSE: RLX) is a leading branded e-vapor company in China. RLX Technology leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. RLX Technology sells its products through an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue”  and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.
Head of Investor Relations

Sam Tsang
Email: ir@relxtech.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86-10-6508-0677
Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: RLX@tpg-ir.com